UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Notice Regarding the Planned Change of the Record Date for Quarterly Cash Dividends by KB Financial Group Inc.

On January 21, 2025, Article 165-12 (Special Provisions for Dividends) of the Financial Investment Services and Capital Markets Act was amended to allow the board of the directors to determine the record dates for quarterly dividends, which had previously been fixed to be at the end of March, June and September of each fiscal year.

Accordingly, on March 11, 2025, KB Financial Group Inc. (the “Company”) announced that its board of directors (the “Board of Directors”) had resolved to submit an agenda item for the 17th Annual General Meeting of Shareholders (the “AGM”) to amend the Articles of Incorporation, which will include provisions that will enable the Board of Directors to set the record dates for quarterly dividends. If the amendment is approved as proposed, the record date for quarterly dividends will be determined through a resolution of the Board of Directors going forward. Further details are as follows:

1.	Amended sections of the Company’s Articles of Incorporation: Paragraphs (1) and (2) of Article 60 (Quarterly Dividends)

Current Provisions

(1)   The Company may distribute cash dividends to the shareholders as of the end of March, June or September by resolution of the Board of Directors.

(2)   Quarterly Dividends provided under Paragraph (1) shall be decided by a resolution of the Board of Directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including the FSCMA, etc.

Proposed Amendments (Subject to Approval at the AGM)

(1)   The Company may distribute cash dividends to the shareholders pursuant to resolution of the Board of Directors obtained within (45) days from the last day of March, June or September.

(2)   The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

2.	Further details to note regarding the record date for quarterly dividends:

•

The record dates for the quarterly dividends in fiscal year 2025 are expected to be disclosed in April, July and October 2025, subject to the approval of the proposed amendments to the Articles of Incorporation at the AGM, and the Company plans to pay quarterly dividends to those shareholders who own the Company’s shares as of such record dates.

•

Accordingly, shareholders who own the Company’s shares as of March 31, June 30 or September 30 of 2025 would not be entitled to receive the quarterly dividends if they do not own the Company’s shares as of the record dates for fiscal year 2025, which will be disclosed at a later date.

•	In the event of any changes during the approval process of the proposed amendments to the Company’s Articles of Incorporation at the AGM, the Company will promptly disclose such changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: March 11, 2025	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer